For immediate release	EXHIBIT 99.1

FAIRMONT HOTELS & RESORTS INC.
ANNOUNCES EXTENSION OF ITS SMALL SHAREHOLDER SELLING PROGRAM

TORONTO, December 9, 2002- Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) today announced the extension of its small shareholder selling program (“the Program”) to February 28, 2003.

The voluntary Program, originally scheduled to expire today, enables registered and beneficial shareholders who own 99 or fewer Common Shares (“Shares”) of FHR as of October 1, 2002, to sell their Shares without incurring any brokerage commission. The sale of Shares will be executed through the facilities of The Toronto Stock Exchange.

FHR makes no recommendation as to whether or not an eligible shareholder should participate in the Program. The decision to participate should be based upon a shareholder’s particular financial circumstances. Eligible shareholders may wish to obtain advice from their broker or financial advisor as to the advisability of participating.

FHR has retained Georgeson Shareholder Communications Canada, Inc. of Toronto, Ontario to manage the Program and to handle share transactions and payments. Questions regarding the Program should be directed to them at 1-866-254-3086 (English) or 1-866-337-5431 (French).

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s current portfolio consists of 80 luxury and first class properties with more than 31,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5 percent controlling interest in Fairmont, North America’s largest luxury hotel management company. Fairmont manages 40 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada’s largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties, two large undeveloped land blocks and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 23 properties.

Contact:	Emma Thompson Executive Director Investor Relations Tel: 1-866-627-0642 Email: investor@fairmont.com Website: www.fairmont.com